Next Technology Holding Inc.

August 14, 2024

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 File No. 001-41450

Dear Sir/Madam,

We received a letter, dated July 5, 2024 (the “First Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 (File No. 001-41450) filed by Next Technology Holding Inc. (“we” or the “Company”) on April 15, 2024 and June 21, 2024, respectively (collectively, the “10-K/A”), and filed our correspondence to the First Comment Letter on July 19, 2024.

On July 30, 2024, we received another letter from the Staff with respect to the 10-K/A (the “Second Comment Letter”). We set forth below responses to the Second Comment Letter. For your convenience, the Staff’s comments set forth in the Second Comment Letter are repeated below in bold and italics, followed in each case by our responses.

Form 10-K/A for the Year Ended December 31, 2023

Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

1.	We note from your response to prior comment 3 that the accounting for discontinued operations related to WeTrade Information Systems was audited by JWF Assuance PAC (JWF). However, the opinion paragraph cited in your response does not address JWF’s audit of the accounting for discontinued operations as it relates to the December 31, 2022 financial statements. Please have JWF revise their opinion to include an explanatory paragraph to clarify that they audited the adjustments related to discontinued operations for fiscal 2022 but were not engaged to audit, review or apply any procedures to the fiscal 2022 financial statements other than with respect to such adjustments. Similarly, request that your predecessor auditor, Assentsure PAC, revise their opinion to clarify that their opinion is before the effects of any adjustments related to discontinued operations. Refer to the guidance in Questions 5 and 9 of the PCOAB Staff Questions and Answers on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor.

We will file a Form 10-K/A to incorporate JWF’s revised opinion, which will include an explanatory paragraph clarifying that they audited the adjustments related to discontinued operations for fiscal 2022 but were not engaged to audit, review or apply any procedures to the fiscal 2022 financial statements other than with respect to such adjustments.

Additionally, in the same Form 10-K/A, our predecessor auditor, Assentsure PAC, will revise their opinion to clarify that their opinion was issued before considering the effects of any adjustments related to discontinued operations.

Note 7. Prepayments, page 2

2.	We note your response to prior comment 5. Please revise to disclose that you are still negotiating the terms of the remaining 60% balance due for the purchase of 1000 BTC and when you expect the transaction will close. In addition, revise to clarify management’s expectation that the stock issuance will not result in a change of control event and tell us what management considered in reaching this conclusion. Lastly, as previously requested, please tell us the name or names of the parties that will receive such shares.

We will file a Form 10-K/A to disclose that we are still negotiating the terms of the remaining 60% balance due for the purchase of 1000 BTC (the “Transaction”), the timeline for such Transaction to close, and the factors that our management considered in determining that such Transaction will not result in a change of control event.

Based on the current negotiation, the following sellers are expected to receive shares of the Company as result of the Transaction:

(i)	QUANTUMCORE LIMITED;

(ii)	SYNAPSENET LIMITED;

(iii)	CLOUDMIND LIMITED;

(iv)	EVOLVETECH LIMITED;

(v)	INFITEX LIMITED;

(vi)	INNOVEXA LIMITED;

(vii)	SPECTRUMTECH LIMITED;

(viii)	INNOVATRIX LIMITED;

(ix)	NEURONIC LIMITED;

(x)	DIGIFORGE LIMITED;

(xi)	CYPHERNET LIMITED;

(xii)	PROTONTECH LIMITED; and

(xiii)	LUMINATECH LIMITED.

*****

Thank you for your consideration in reviewing the above responses. If you have any questions or further comments, please contact the undersigned by phone at +852 67966335 or by e-mail at finance@wetrade.technology.

Very truly yours,

/s/ Ken Tsang
Ken Tsang Chief Financial Officer

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